UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PagBank

Q3 2025

Consolidated Financial Statements

Unaudited Condensed Consolidated Interim Financial Statements

November 12, 2025

Investor Relations
https://investors.pagbank.com/
E-mail: ir@pagbank.com

Media Press
Website: http://xcom.net.br
E-mail: pagbank@xcom.net.br

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for three and nine-month periods ended September 30, 2025 and 2024

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

(All amounts in thousands of reais)

	Note	September 30, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	5	1,427,303	927,668
Financial investments	6	459,075	487,924
Compulsory reserve	7	4,087,747	4,761,404
Accounts receivable	8	56,625,151	57,628,538
Receivables from related parties	10	10,354	9,082
Derivative financial instruments	28	-	58,470
Inventories		1,002	1,642
Recoverable taxes	9	365,920	551,722
Other receivables		215,743	194,465
Total current assets		63,192,295	64,620,915

Non-current assets

Accounts receivable	8	2,430,574	2,174,735
Receivables from related parties	10	17,468	22,767
Recoverable taxes	9	695,375	318,197
Judicial deposits		111,983	79,591
Deferred income tax and social contribution	21	75,133	95,872
Other receivables		103,005	89,902
Property and equipment	11	2,588,798	2,572,336
Intangible assets	12	3,070,618	2,926,302
Total non-current assets		9,092,954	8,279,702

Total assets		72,285,249	72,900,617

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

(All amounts in thousands of reais)

	Note	September 30, 2025	December 31, 2024
Liabilities and equity

Current liabilities
Payables to third parties	13	9,906,687	11,557,648
Checking accounts	15	10,480,421	12,030,573
Obligations to FIDC quota holders	14	-	134,375
Banking issuances	16	19,767,388	12,677,098
Borrowings	20	2,398,160	4,521,503
Derivative financial instruments	28	150,498	69,969
Trade payables		549,292	663,229
Dividends payables	22	185,714	-
Payables to related parties	10	184,158	116,383
Salaries and social security charges	17	360,353	402,643
Taxes and contributions	18	259,350	280,762
Provision for contingencies	19	91,381	43,820
Deferred revenue		100,878	128,849
Other liabilities		66,738	117,630
Total current liabilities		44,501,018	42,744,482

Non-current liabilities
Payables to third parties	13	46,812	84,570
Obligations to FIDC quota holders	14	1,128,717	1,017,009
Banking issuances	16	9,202,111	11,412,136
Payables to related parties	10	723,217	1,014,863
Deferred income tax and social contribution	21	1,629,087	1,790,362
Provision for contingencies	19	87,293	71,140
Deferred revenue		13,053	16,579
Other liabilities		65,956	81,104
Total non-current liabilities		12,896,246	15,487,763

Total liabilities		57,397,264	58,232,245

Equity
Share capital	22	26	26
Treasury shares	22	(743,309)	(1,367,677)
Capital reserve	22	4,826,440	6,133,863
Retained earnings	22	11,006,861	10,007,444
Equity valuation adjustments	22	(22,372)	(22,372)
Other comprehensive income	22	(179,661)	(82,912)
Total equity		14,887,985	14,668,372

Total liabilities and equity		72,285,249	72,900,617

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statements of income

For the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

		Three-month period ended September 30,		Nine-month period ended September 30,
	Note	2025	2024	2025	2024
Revenue from transaction activities and other services	24	1,992,614	2,259,876	5,995,194	6,941,189
Financial income	24	2,923,233	2,444,778	8,522,795	6,389,858
Other financial income	24	189,563	126,838	495,747	363,575
Total revenue and income		5,105,410	4,831,492	15,013,736	13,694,622

Cost of services	25	(2,395,686)	(2,455,377)	(7,166,627)	(6,958,232)
Selling expenses	25	(443,740)	(486,981)	(1,319,224)	(1,391,727)
Administrative expenses	25	(190,017)	(268,493)	(659,615)	(715,346)
Financial costs	25	(1,394,977)	(964,335)	(3,852,323)	(2,654,889)
Other income (expenses), net	25	(44,558)	(62,766)	(183,361)	(230,794)
Profit before income taxes		636,432	593,540	1,832,586	1,743,634

Current income tax and social contribution	21	(46,767)	(11,168)	(306,865)	(165,797)
Deferred income tax and social contribution	21	(35,179)	(51,220)	90,616	(60,493)
Income tax and social contribution		(81,946)	(62,388)	(216,249)	(226,290)

Net income for the period		554,486	531,152	1,616,337	1,517,344

Basic earnings per common share - R$	23	1.8998	1.6726	5.4292	4.7737
Diluted earnings per common share - R$	23	1.8802	1.6564	5.3820	4.7215

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statements of comprehensive income

For the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

		Three-month period ended September 30,		Nine-month period ended September 30,
		2025	2024	2025	2024

Net income for the period		554,486	531,152	1,616,337	1,517,344
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	22	(1,171)	155	(211)	798
Loss (Gain) on financial assets designated at fair value through OCI	22	(29,543)	(34,652)	(144,676)	(33,951)
Derivative Financial Instruments designated to hedge accounting through OCI	22	5,791	212	(1,409)	(1,295)
Income tax and social contribution		7,954	11,710	49,547	11,984
Other comprehensive income for the period		537,517	508,577	1,519,588	1,494,880

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity

As of December 31, 2024 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2023		26	(760,317)	5,828,754	303,991	7,891,076	(22,372)	(473)	13,240,685

Net income for the period	22	-	-	-	-	1,517,344	-	-	1,517,344
Currency translation adjustment	22	-	-	-	-	-	-	798	798
Loss on financial assets through OCI	22	-	-	-	-	-	-	(22,408)	(22,408)
Loss on derivative financial instruments through OCI	22	-	-	-	-	-	-	(853)	(853)
Capital reserve	22	-	-	(39)	-	-	-	-	(39)
Share based long term incentive plan (LTIP)	22	-	-	-	135,012	-	-	-	135,012
Acquisition of treasury shares	22	-	(427,721)	-	-	-	-	-	(427,721)
(LTIP) of treasury shares	22	-	177,099	-	(177,099)	-	-	-	-
On September 30, 2024		26	(1,010,939)	5,828,715	261,904	9,408,419	(22,372)	(22,936)	14,442,818

On December 31, 2024		26	(1,367,677)	5,828,279	305,584	10,007,444	(22,372)	(82,912)	14,668,372

Net income for the period	22	-	-	-	-	1,616,337	-	-	1,616,337
Currency translation adjustment	22	-	-	-	-	-	-	(211)	(211)
Loss on financial assets through OCI	22	-	-	-	-	-	-	(95,486)	(95,486)
Loss on derivative Financial Instruments through OCI	22	-	-	-	-	-	-	(1,051)	(1,051)
Capital Reserve	22	-	-	(1,762)	-	-	-	-	(1,762)
Dividends paid	22	-	-	-	-	(431,206)	-	-	(431,206)
Dividends payables	22	-	-	-	-	(185,714)	-	-	(185,714)
Share based long term incentive plan (LTIP)	22	-	-	-	62,821	-	-	-	62,821
Acquisition of treasury shares	22	-	(744,115)	-	-	-	-	-	(744,115)
Share cancellation	22	-	1,208,680	(1,208,680)	-	-	-	-	-
(LTIP) of treasury shares	22	-	159,803	-	(159,803)	-	-	-	-
On September 30, 2025		26	(743,309)	4,617,837	208,603	11,006,861	(22,372)	(179,661)	14,887,985

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows

For the nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais)

		Nine-month periods ended September 30,
	Note	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		1,832,586	1,743,634
Expenses (revenues) not affecting cash:
Depreciation and amortization	25	1,348,762	1,175,712
Total Losses	25	269,321	335,402
Accrual of provision for contingencies	19	92,451	21,978
Share based long term incentive plan (LTIP)	22	62,821	135,013
Loss on disposal of property, equipment, intangible and investment assets	11/12	125,962	136,494
Derivative Financial Instruments, net		(13,696)	(954)
Interest accrued		1,737,841	667,932
Other (income) cost, net		(1,278)	2,395
Changes in operating assets and liabilities
Accounts receivable		(3,432,483)	(15,646,034)
Compulsory reserves		1,095,424	(1,418,255)
Inventories		-	4,058
Recoverable taxes		(75,005)	(56,329)
Other receivables		(64,193)	(86,080)
Deferred revenue		(31,497)	6,962
Other liabilities		(64,279)	19,288
Payables to third parties		(1,657,728)	739,092
Checking accounts		(2,202,145)	(1,013,223)
Obligations to FIDC quota holders	14	(149,392)	-
Trade payables		(112,021)	92,136
Receivables from (payables to) related parties		(321,380)	533,633
Banking Issuances		5,077,541	8,526,200
Salaries and social charges		(42,290)	47,619
Taxes and contributions		(191,196)	(56,109)
Provision for contingencies	19	(38,010)	(26,208)
		3,246,116	(4,115,643)
Income tax and social contribution paid		(143,662)	(128,677)
Interest income received (paid)		2,532,224	1,428,943

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		5,634,678	(2,815,377)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	11	(813,443)	(916,093)
Purchases and development of intangible assets	12	(876,918)	(864,492)
Redemption (Acquisition) of financial investments		90,905	232,716

NET CASH USED IN INVESTING ACTIVITIES		(1,599,456)	(1,547,869)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	20	4,748,000	5,398,160
Payment of borrowings and interest	20	(7,065,366)	(2,752,823)
Acquisition of treasury shares	22	(744,115)	427,721)
Payment of leases	11	(14,891)	(13,716)
Derivative Financial Instruments, net		(28,009)	(19,523)
Distribution of dividends	22	(431,206)	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(3,535,586)	2,184,292

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		499,635	(2,178,954)
Cash and cash equivalents at the beginning of the period	5	927,668	2,899,060
Cash and cash equivalents at the end of the period	5	1,427,303	720,106

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

1.       General information

PagSeguro Digital Ltd., (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive office located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group” or the “Group”, and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and in August, 2025 the PagSeguro Brazil shares was transferred to BS Holding Financeira Ltda (“BS Holding”), a subsidiary of PagSeguro Digital.

PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMBs”).

In June 2024, PagSeguro Digital acquired 5% of Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”) shares from its subsidiary PagSeguro Brazil, which together with the 15% of FIDC shares previously acquired resulted in PagSeguro Digital owning 20% of the share capital of the fund.

On June 28, 2024, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Brazil called Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”). The objective of this fund is to anticipate third-party assignments in accordance with market operations.

In January and February, 2025, the subsidiaries Yamí and Zygo was incorporated by Pag Participações.

In April, 2025, PagSeguro Group constituted a new company as a subsidiary of PSHC called PSGP México Aggregator S. de R.L. de C.V (“PBMX México”) and is still pre-operational.

The subsidiaries of PagSeguro Digital are PagSeg Participações Ltda. (“PagSeg”), BS Holding, Pag Participações Ltda (“Pag Participações”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:

●        BS Holding subsidiaries are Pagseguro Brazil, BancoSeguro S.A. (“BancoSeguro”) and PagInvest CTVM Ltda. (“PagInvest”).

●        PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), FIDC, Wirecard Brazil S.A. (“MOIP”), Concil Inteligência em Conciliação S.A. (“Concil”), NETPOS Serviços de Informática LTDA (“NetPos”) and FIDM.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

1.  General information (continued)

●        PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda, (“CDS”), PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda. (“Pag Participações”).

●        Pag Participações subsidiary is Tilix Digital Ltda. (“TILIX”).

●        PSHC subsidiaries are PagSeguro Chile SPA (“PagSeguro Chile”), PagSeguro Colombia S.A.S (“PagSeguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and PagSeguro Peru S.A.C. (“PagSeguro Peru”) and PBMX México.

These unaudited condensed consolidated interim financial statements include BS Holding, PagSeg, Pag Participações, PSHC and corresponding subsidiaries.

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and material accounting policies

2.1. Basis of preparation of the condensed consolidated interim financial information

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB®”) and the International Financial Reporting Standards (“IFRS®”), disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated interim financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.

These unaudited condensed consolidated interim financial statements as of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024 (“Interim Financial Statements”) were authorized for issuance by the PagSeguro Digital’s Board of Directors on November 10, 2025.

An entity shall include in its interim financial report an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the entity since the end of the last annual reporting period. Information disclosed in relation to those events and transactions shall update the relevant information presented in the most recent annual financial report.

These Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and material accounting policies (continued)

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below.

2.2. New accounting standards adopted in 2025

The Pagseguro Group has applied the following amendments for the first time from January 1, 2025:

-          Amendment to IAS 21 “Lack of Exchangeability”: issued in August 2023, with the objective of clarifying entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments to IAS 21 are effective as of January 1, 2025. The implementation did not have impacts in the financial results.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

3.            Consolidation of subsidiaries

As of September 30, 2025
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
BancoSeguro (i)	47,141,172	45,688,026	1,453,146	58,219	100.00	Indirect
BCPS	4,306	340	3,966	296	100.00	Indirect
Biva Serviços	514,907	20,168	494,739	31,826	99.99	Indirect
BS Holding	10,961,165	733	10,960,432	252,652	100.00	Direct
BSEC	903,182	763,411	139,771	54,106	99.99	Indirect
CDS	245,601	5,771	239,830	14,899	99.99	Indirect
Concil	370,760	3,535	367,225	24,081	100.00	Indirect
FIDC	5,853,815	1,604,060	4,249,755	4,034,561	100.00	Indirect
FIDM	64,856	3,587	61,269	7,801	100.00	Indirect
MOIP	774,009	39,225	734,784	45,674	100.00	Indirect
Net+Phone	760,292	122,758	637,534	99,983	99.99	Indirect
Netpos	11,091	3,887	7,204	2,328	100.00	Indirect
Pag Participações	470,305	6,955	463,350	28,471	99.99	Indirect
Paginvest Corretora	15,282	1,564	13,718	(3,125)	99.99	Indirect
Pagseg Participações	2,602,924	1	2,602,923	208,264	99.99	Direct
Pagseguro Brazil	70,866,838	61,397,526	9,469,312	645,110	99.99	Indirect
Pagseguro Chile	12,238	7,782	4,456	162	100.00	Indirect
Pagseguro Colombia	9,280	6,410	2,870	(1,077)	100.00	Indirect
Pagseguro Holding	19,611	4,732	14,879	(2,037)	99.99	Direct
Pagseguro Peru	12,141	8,788	3,353	1,391	100.00	Indirect
PagSeguro Tecnologia	888,643	125,158	763,485	32,794	99.99	Indirect
PSGP México	7,499	4,234	3,265	(2,383)	100.00	Indirect
TILIX	409,565	1,920	407,645	14,443	99.99	Indirect

i)       On September 2025, the share capital of BancoSeguro increased in the amount of R$ 500 million.

As of December 31, 2024 (except for net income, that is presented to nine-month period ended September 30, 2024)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
BancoSeguro	43,106,305	42,211,043	895,262	107,569	99.99	Indirect
BCPS	2,992	427	2,565	1,985	99.99	Indirect
Biva Serviços	472,218	9,305	462,913	9,305	99.99	Indirect
BS Holding	934,868	186	934,682	108,566	100.00	Direct
BSEC	1,260,807	1,174,727	86,080	27,624	99.99	Indirect
CDS	230,198	5,267	224,931	10,964	99.99	Indirect
Concil	346,202	3,033	343,169	21,691	100.00	Indirect
FIDC	6,589,019	1,630,197	4,958,822	2,820,980	100.00	Indirect
FIDM	19,088	834	18,254	1,588	99.99	Indirect
MOIP	725,791	36,681	689,110	54,005	100.00	Indirect
Net+Phone	653,617	116,066	537,551	110,412	99.99	Indirect
Netpos	7,443	2,539	4,904	2,134	100.00	Indirect
Pag Participações	457,670	22,793	434,877	19,170	99.99	Indirect
Paginvest Corretora	17,625	782	16,843	658	99.99	Indirect
Pagseg Participações	2,394,423	870	2,393,553	229,336	99.99	Direct
Pagseguro Brazil	70,372,095	60,488,640	9,883,455	734,356	99.99	Direct
Pagseguro Chile	20,023	15,299	4,724	(2,442)	100.00	Indirect
Pagseguro Colombia	11,433	11,245	188	157)	100.00	Indirect
Pagseguro Holding	10,060	2,226	7,834	(5,831)	99.99	Direct
Pagseguro Peru	11,915	9,210	2,705	(818)	100.00	Indirect
PagSeguro Tecnologia	2,179,351	1,448,659	730,692	77,512	99.99	Indirect
PSGP México	2,320	4,183	(1,863)	(2,414)	100.00	Indirect
TILIX	54,734	1,532	53,202	2,915	100.00	Indirect
Yamí	142,865	247	142,618	6,098	99.99	Indirect
ZYGO	228,606	267	228,339	10,675	100.00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2024.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting

Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 0.8% and 0.9% for the three and nine-month periods ended September 30, 2025 (1.9% and 1.3% for the three and nine-month periods ended September 30, 2024, respectively).

5. Cash and cash equivalents

	September 30, 2025	December 31, 2024
Short-term bank deposits	777,701	510,975
Short-term investment	649,602	416,693
	1,427,303	927,668

Cash and Cash Equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.

Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and client payments.

Short-term investments are mainly represented by voluntary deposits in Brazilian Central Bank (“BACEN”) not related to any compulsory reserve with highly liquid investments with original maturities of three-month or less, with an average return of 100% of the CDI (14.9% per year as of September 30, 2025 and 12.15% per year as of December 31, 2024).

6.       Financial investments

Consists mainly of investments in Brazilian Treasury Bonds (“LFTs”) and financial letters in the amount of R$459,075 as of September 30, 2025 (R$487,294 as of December 31, 2024) with an average return of 100% of the CDI (14.90% per year as of September 30, 2025 and 12.15% per year as of December 31, 2024), with original maturities greater than three-month, but not related to any compulsory reserve. The LFTs were classified as fair value through other comprehensive income and financial letters as amortized cost. Unrealized accumulated OCI effects on LFTs for the nine-month periods ended in September 30, 2025 and 2024 as disclosed on note 22.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

7.       Compulsory reserve

Consists in investments to comply with requirements for authorized payments institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank in the amount of R$4,087,747 as of September 30, 2025 (R$4,761,404 on December 31, 2024) with an average return of 100% of the CDI (14.90% per year as of September 30, 2025 and 12.15% per year as of December 31, 2024). The LFTs were classified as fair value through other comprehensive income and compulsory reserve as amortized cost. Unrealized accumulated OCI effects on LFTs for the nine-month periods ended in September 30, 2025 and 2024 as disclosed on note 22.

8.       Accounts receivable

The composition of the accounts receivables are as follows:

	September 30, 2025	December 31, 2024
Card Issuers and acquirers – Amortized cost (i)	51,336,720	54,699,240
Card Issuers and acquirers - FVOCI (i)	3,819,897	1,819,020
Other accounts receivable (ii)	60,761	132,220
Total card issuers, acquirers and others	55,217,378	56,650,480

Payroll loans, net (iii)	2,918,984	2,480,074
Credit card receivables, net (iii)	701,401	660,113
Other loans, net (iii)	217,962	12,606
Total credit receivables	3,838,347	3,152,793

Total accounts receivable	59,055,725	59,803,273
Current	56,625,151	57,628,538
Non – Current	2,430,574	2,174,735

(i) Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. Acquirers refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. The Group has identified certain receivables from Card Issuers and Acquirers which are managed separately. The Group assessed that the appropriate business model of some Card Issuers and Acquirers originated after September of 2024 which is held by the Group as part of liquidity management is held to collect and sell and measured at FVOCI. Therefore, part of receivables, in the amount of R$3,819,897 (R$1,819,020 in December 31, 2024), changed from amortized cost to fair value through other comprehensive income. Unrealized loss in the accounts receivable mark-to-market, net of taxes, in the nine-month ended September 30, 2025, totaled R$95,376 (R$23,035 in the nine-month ended September 30, 2024).

(ii) Refers to other dispersed receivables from legal obligors.

(iii) Payroll Loans, Credit Cards receivables and Other Loans are presented net of the ECL (“expected credit losses”) and are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). The Group takes into consideration the forward-looking information and assumptions such as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.

 The maturity analysis of accounts receivables are as follows:

	September 30, 2025	December 31, 2024
Past due	327,889	272,294
Due within 30 days	21,960,461	21,753,323
Due within 31 to 120 days	21,153,173	22,136,842
Due within 121 to 180 days	6,657,751	6,617,991
Due within 181 to 365 days	6,840,367	7,132,708
Due after 365 days	2,430,657	2,174,735
Expected credit losses	(314,572)	(284,620)
	59,055,725	59,803,273

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

8.     Accounts receivable (continued)

The maturity analysis of credit receivables as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025
	Payroll loans	Credit card receivables	Other loans	TOTAL
Past due	57,335	154,414	116,140	327,889
Due within 30 days	43,308	296,684	63,554	403,546
Due within 31 to 120 days	269,606	185,971	72,026	527,603
Due within 121 to 180 days	169,124	117,527	34,943	321,594
Due within 181 to 360 days	453,050	69,904	49,586	572,540
Due after 360 days	1,981,585	4,394	13,768	1,999,747
	2,974,008	828,894	350,017	4,152,919
Expected credit losses	(55,024)	(127,493)	(132,055)	(314,572)
Receivables net of ECL	2,918,984	701,401	217,962	3,838,347

	December 31, 2024
	Payroll loans	Credit card receivables	Other loans	Total
Past due	21,530	126,769	123,995	272,294
Due within 30 days	71,676	300,225	1,025	372,926
Due within 31 to 120 days	226,039	178,304	3,221	407,564
Due within 121 to 180 days	140,796	108,802	1,219	250,817
Due within 181 to 360 days	377,272	60,163	4,808	442,243
Due after 360 days	1,678,835	3,733	9,002	1,691,570
	2,516,148	777,996	143,270	3,437,414
Expected credit losses	(36,074)	(117,883)	(130,664)	(284,621)
Receivables net of ECL	2,480,074	660,113	12,606	3,152,793

For the credit receivables, the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating that allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	September 30, 2025
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	2,922,860	-	(11,938)
Stage 2	8,741	-	(852)
Stage 3	42,407	-	(42,234)
Credit Card Receivables
Stage 1	657,945	1,563,262	(17,616)
Stage 2	65,402	18,409	(14,836)
Stage 3	105,547	1,796	(95,041)
Other Loans
Stage 1	225,239	-	(11,503)
Stage 2	2,248	-	(920)
Stage 3	122,530	-	(119,632)
Total	4,152,919	1,583,467	(314,572)

	December 31, 2024
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	2,480,231	-	(8,564)
Stage 2	9,044	-	(887)
Stage 3	26,873	-	(26,623)
Credit Card Receivables
Stage 1	638,249	1,222,409	(17,595)
Stage 2	40,297	25,017	(9,127)
Stage 3	99,450	1,021	(91,161)
Other Loans
Stage 1	17,415	-	(5,235)
Stage 2	22	-	(17)
Stage 3	125,833	-	(125,411)
Total	3,437,414	1,248,447	(284,620)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

8.     Accounts receivable (continued)

The reconciliation of credit portfolio operations segregated by stages:

Stage 1	December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage3	Write-off	Additions/Reversals	September 30, 2025
Payroll Loans	2,480,231	(33,961)	(377)	2,876	1,001	-	473,090	2,922,860
Credit card receivables	638,250	(251,471)	(1)	97,700	158	-	173,310	657,946
Other Loans	17,415	(3,646)	(17)	248	6	-	211,233	225,239
Total	3,135,896	(289,078)	(395)	100,824	1,165		857,633	3,806,045

Stage 2	December 31, 2024	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	September 30, 2025
Payroll Loans	9,044	33,961	(31,396)	(2,876)	118	-	(110)	8,741
Credit card receivables	40,298	251,471	(79,280)	(97,700)	2	-	(49,389)	65,402
Other Loans	22	3,646	(1,148)	(248)	-	-	(24)	2,248
Total	49,364	289,078	(111,824)	(100,824)	120		(49,523)	76,391

Stage 3	December 31, 2024	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	September 30, 2025
Payroll Loans	26,873	377	31,396	(1,001)	(118)	(14,216)	(904)	42,407
Credit card receivables	99,449	1	79,280	(158)	(2)	(34,387)	(38,637)	105,546
Other Loans	125,833	17	1,148	(6)	-	(5,890)	1,427	122,529
Total	252,155	395	111,824	(1,165)	(120)	(54,493)	(38,114)	270,482

The reconciliation of expected credit losses of credit portfolio receivables segregated by stages:

Stage 1	December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	September 30, 2025
Payroll Loans	(8,564)	3,126	27	(325)	(997)	-	(5,205)	(11,938)
Credit card receivables	(17,595)	12,610	0	(9,815)	(120)	-	(2,696)	(17,616)
Other Loans	(5,234)	213	4	(87)	-	-	(6,399)	(11,503)
Total	(31,393)	15,949	31	(10,227)	(1,117)	-	(14,300)	(41,057)

Stage 2	December 31, 2024	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	September 30, 2025
Payroll Loans	(887)	(3,126)	3,087	325	(101)	-	(150)	(852)
Credit card receivables	(9,127)	(12,610)	41,329	9,815	(1)	-	(44,242)	(14,836)
Other Loans	(17)	(213)	602	87	-	-	(1,379)	(920)
Total	(10,031)	(15,949)	45,018	10,227	(102)	-	(45,771)	(16,608)

Stage 3	December 31, 2024	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	September 30, 2025
Payroll Loans	(26,623)	(27)	(3,087)	997	101	14,216	(27,811)	(42,234)
Credit card receivables	(91,161)	(0)	(41,329)	120	1	34,387	2,941	(95,041)
Other Loans	(125,411)	(4)	(602)	-	-	5,890	495	(119,632)
Total	(243,195)	(31)	(45,018)	1,117	102	54,493	(24,375)	(256,907)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

8.       Accounts receivable (continued)

The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Other Loans	Total
December 31, 2023	(38,259)	(185,404)	(361,780)	(585,443)
Additions	(31,221)	(163,887)	(39,147)	(234,255)
Reversals	5,240	92,903	25,831	123,974
Write-Off (i)	28,166	138,505	244,431	411,102
December 31, 2024	(36,074)	(117,883)	(130,664)	(284,621)
Additions	(52,950)	(65,898)	(13,209)	(132,057)
Reversals	19,784	21,901	5,928	47,613
Write-Off (i)	14,216	34,387	5,890	54,493
September 30, 2025	(55,024)	(127,493)	(132,055)	(314,572)

(i)     Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the nine-month period ended September 30, 2025, the PagSeguro Group carried out a partial write-off of credit receivables, for cases in which the Group does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$34,387 (R$138,505 on December 31, 2024), other loans were written-off in the amount R$5,890 (R$244,432 on December 31, 2024) and payroll loans were written-off in the amount R$14,216 (R$28,166 on December 31, 2024) against the related provision for ECL recognized in previous periods.

9. Recoverable taxes

	September 30, 2025	December 31, 2024
Income tax and social contribution (i)	999,916	788,901
Social integration program (ii)	55,639	74,452
Other	5,740	6,566
	1,061,295	869,919

Current	365,920	551,722
Non-current	695,375	318,197

(i)     Refers mainly to withholding taxes from income tax and social contribution.

(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

10.  Related-party balances and transactions

i)          Balances and transactions with related parties

	September 30, 2025		December 31, 2024
	Receivables	Payables	Receivables	Payables
Banking issuances (a)
OFL Participações S.A.	-	315,249	-	615,057
UOL Cursos Tec. Ed. Ltda.	-	292,574	-	206,811
Universo Online S.A.	-	146,745	-	168,117
Ingresso.com Ltda	-	94,033	-	69,419
Everymind Cons.Sist. LTDA	-	-	-	1,557
	-	848,601	-	1,060,961
Other transactions and services
Universo Online S.A. - sales of services (b)	-	23,186	-	18,693
Compass.UOL Informática Ltda.- sales of services (b)	-	13,593	-	17,982
EDGE.UOL Tecnologia Ltda. - sales of services (b)	-	1,360	-	18
Compass. UOL Tecnologia - sales of services (b)	-	672	-	2,648
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	-	-	-	13,909
Universo Online S.A. - shared service costs (c)	-	13,135	-	9,853
Digital Services UOL S.A. - borrowing (d)	27,822	-	31,849	-
Others	-	6,829	-	7,182
	27,822	58,775	31,849	70,285

Current	10,354	184,158	9,082	116,383
Non - current	17,468	723,217	22,767	1,014,863

(a)   Certificate of Deposits (CD) acquired by related parties from BancoSeguro with interest rate between 103% to 106% (104% to 106% on December 31, 2024) per year of CDI. The maturity analysis is as follows:

	September 30, 2025	December 31, 2024
Due within 121 to 180 days	3,834	-
Due within 181 to 360 days	121,550	46,098
Due to more than 360 days	723,217	1,014,863
	848,601	1,060,961

(b)   Sales of services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services acquired from other entities within the Uol Group. Invillia was incorporated by Compass UOL Tecnologia in April, 2025.

(c)   Shared services costs mainly related to payroll costs that are incurred by the parent Group UOL and are charged to PagSeguro Group.

(d)   This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

10. Related-party balances and transactions (continued)

ii)         Revenue and expense from transactions with related parties

	Three-month ended September30,				Nine-month ended September 30,
	2025		2024		2025		2024
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Banking Issuances (a)
OFL Participações S.A.	-	15,948	-	11,964	-	48,651	-	12,074
UOL Cursos Tec. Ed. Ltda.	-	10,008	-	4,086	-	24,531	-	9,656
Universo Online S.A.	-	7,328	-	8,060	-	20,423	-	16,494
Ingresso.com Ltda	-	3,235	-	1,131	-	7,916	-	2,721
Web Jump Desing em Informática Ltda	-	-	-	103	-	-	-	622
Everymind Cons.Sist. LTDA	-	-	-	-	-	16	-	-
Invillia Desenvolvimento de produtos Digitais Ltda	-	-	-	252	-	-	-	2,298
	-	36,519	-	25,596	-	101,537	-	43,865
Other transactions and services
Compasso UOL S.A.- sales of services (b)	-	41,130	-	41,453	-	126,806	-	121,851
Universo Online S.A. - sales of services (b)	800	14,746	832	29,208	2,695	82,702	2,435	70,661
Compasso Tecnologia Ltda. - sales of services (b)	-	3,643	-	1,339	-	8,294	-	3,843
EDGE.UOL Tecnologia Ltda. - sales of services (b)	-	1,802	-	37	-	5,094	-	666
UOL - shared service costs (c)	-	32,193	-	26,880	-	96,303	-	82,570
Digital Services UOL S.A. - borrowing (d)	908	-	1,031		2,925	-	3,099	-
Others	284	1,876	240	2,621	764	6,290	733	8,951
	1,992	95,390	2,103	101,538	6,384	325,489	6,267	288,542

(a)        Expenses are related to Certificate of Deposits (CD) from BancoSeguro.

(b)        Sales of services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services, acquired from other entities within the Uol Group.

(c)        Shared services costs mainly related to payroll costs sharing that are incurred by the parent Group UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.

(d)        Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

iii)       Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three and nine-month periods ended September 30, 2025 amounted to R$5,738 and R$28,711 (R$11,570 and R$35,732 for the three and nine-month periods ended September 30, 2024).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

11.  Property and equipment

a)        Property and equipment are composed as follows:

	September 30, 2025
	Cost	Accumulated depreciation	Net
Data processing equipment	263,139	(125,026)	138,113
Machinery and equipment (i)	4,641,312	(2,290,555)	2,350,757
Buildings leasing (ii)	170,555	(94,294)	76,261
Other	65,242	(41,575)	23,667
Total	5,140,248	(2,551,450)	2,588,798

	December 31, 2024
	Cost	Accumulated depreciation	Net
Data processing equipment	262,572	(110,100)	152,472
Machinery and equipment (i)	4,295,698	(1,990,778)	2,304,920
Buildings leasing (ii)	163,003	(79,415)	83,588
Other	62,214	(30,858)	31,356
Total	4,783,487	(2,211,151)	2,572,336

b)        The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total
On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011
On December 31, 2024
Opening balance
Cost	18,120	636,729	8,660	14,674	678,183
Purchases	21,774	1,087,743	8,660	22,361	1,140,538
Disposals/Provisions (iii)	(3,654)	(451,014)	-	(7,687)	(462,355)
Depreciation	(19,124)	(507,878)	(18,603)	(11,253)	(556,858)
Depreciation	(22,651)	(780,291)	(18,603)	(16,829)	(838,374)
Disposals	3,527	272,413	-	5,576	281,516
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On December 31, 2024
Cost	262,572	4,295,698	163,003	62,214	4,783,487
Accumulated depreciation	(110,100)	(1,990,778)	(79,415)	(30,858)	(2,211,151)
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On September 30, 2025
Cost	567	345,614	7,552	3,028	356,761
Purchases	5,235	802,027	7,552	6,181	820,995
Disposals/Provisions (iii)	(4,668)	(456,413)	-	(3,153)	(464,234)
Depreciation	(14,926)	(299,777)	(14,879)	(10,717)	(340,299)
Depreciation	(19,516)	(632,187)	(14,879)	(12,168)	(678,750)
Disposals	4,590	332,410	-	1,451	338,451
Net book value	138,113	2,350,757	76,261	23,667	2,588,798

On September 30, 2025
Cost	263,139	4,641,312	170,555	65,242	5,140,248
Accumulated depreciation	(125,026)	(2,290,555)	(94,294)	(41,575)	(2,551,450)
Net book value	138,113	2,350,757	76,261	23,667	2,588,798

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

11.  Property and equipment (continued)

(i)     Net book value of POS devices is R$2,301,036 (R$2,254,758 as of December 31, 2024), which are depreciated over 5 years. The depreciation of POS in the nine-month period ended September 30, 2025, amounted to R$626,170 (R$569,831 in the nine-month period ended September 30, 2024). On September 30, 2025, PagSeguro have contractual obligations to acquire POS devices in the amount of R$305,077 (R$417,064 as of December 31, 2024).

(ii)    As of September 30, 2025, PagSeguro had a lease liability presented in other current liabilities in the amount of R$19,337 (R$15,506 as of December 31, 2024) and as non-current liability in the amount of R$61,196 (R$71,955 as of December 31, 2024). For the nine-month ended September 30, 2025, the Group incurred in financial costs related to these leases of R$14,891 (R$13,716 in the nine-month period ended September 30, 2024).

(iii)  The Group monitors closely merchants activity and POS life-time value. If the Group detects inactivity for a certain period, the Group provisions write-off of POS devices associated. During the nine-month ended September 30, 2025, the provisions for the net book value amounted R$112,306 (of which R$423,125 are cost and R$310,818 are accumulated depreciation), in comparison to R$132,590 (of which R$316,307 are cost and R$183,717 are accumulated depreciation) for the nine-month ended September 30, 2024.

12.            Intangible assets

a)        Intangible assets are composed as follows:

	September 30, 2025
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	5,887,510	(3,198,548)	2,688,962
Software licenses	399,439	(252,031)	147,408
Goodwill (ii)	227,066	-	227,066
Other	70,556	(63,374)	7,182
	6,584,571	(3,513,953)	3,070,618

	December 31, 2024
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	5,042,195	(2,520,174)	2,522,021
Software licenses	369,320	(209,128)	160,192
Goodwill (ii)	227,066	-	227,066
Other	70,569	(53,546)	17,023
	5,709,150	(2,782,848)	2,926,302

(i)     The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.

(ii)    The amount refers the recognition of a capital gain with customer portfolio with a fair value, non-compete agreement and softwares relationed to business combinations made by the PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets (continued)

The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	-	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069
On December 31, 2024
Cost	1,154,895	33,759	-	-	1,188,654
Additions (i)	1,154,895	33,867	-	-	1,188,762
Disposals	-	(108)	-	-	(108)
Amortization	(763,303)	(57,005)	-	(13,113)	(833,421)
Amortization	(763,303)	(57,113)	-	(13,113)	(833,529)
Disposals	-	108	-	-	108
Net book value	2,522,021	160,192	227,066	17,023	2,926,302
On December 31, 2024
Cost	5,042,195	369,320	227,066	70,569	5,709,150
Accumulated amortization	(2,520,174)	(209,128)	-	(53,546)	(2,782,848)
Net book value	2,522,021	160,192	227,066	17,023	2,926,302
On September 30, 2025
Cost	845,315	30,119	-	(13)	875,421
Additions (i)	845,960	30,958	-	-	876,918
Disposals	(645)	(839)	-	(13)	(1,497)
Amortization	(678,374)	(42,902)	-	(9,829)	(731,105)
Amortization	(678,849)	(43,741)	-	(9,834)	(732,424)
Disposals	475	839	-	5	1,318
Net book value	2,688,962	147,409	227,066	7,181	3,070,618

On September 30, 2025
Cost	5,887,510	399,439	227,066	70,556	6,584,571
Accumulated amortization	(3,198,548)	(252,031)	-	(63,374)	(3,513,953)
Net book value	2,688,962	147,408	227,066	7,182	3,070,618

(i)     Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	September 30, 2025	December 31, 2024
MOIP	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	17,158
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
Pag Participações (i)	7,150	-
PagSeguro Tecnologia	6,570	6,570
Zygo (i)	-	5,768
Yami (i)	-	1,382
Total	227,066	227,066

(i)     In January and February, 2025, the subsidiaries Yamí and Zygo was incorporated by Pag Participações.

The recoverable amount of a CGU is determined based on value-in-use calculations, Group tested the recoverability of these assets for the year ended December 31, 2024 and concluded that the book balances of goodwill recorded are recoverable, for September 30, 2025 the Group evaluated and no new indicatives are came, therefore, no provision for impairment of was accounted for.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

13.  Payables to third parties

Payables to merchants, in the amount of R$9,953,499 (R$11,642,218 as of December 31, 2024) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.

14. Obligations to FIDC quota holders

In October 2022, 100,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors. In September 2025, these quotas were redeemed in the amount of R$149,392 including interest.

In November 2024, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$1 billion with an interest rate of 100% of the CDI plus a fixed rate of 1%. In the same operation, the Group entered swaps to change the interest rate accrual to 108% of the CDI. This operation has a specific objective of protect the risk from interest rate volatility for the investors remuneration changing fixed rates for CDI rates.

Obligations to FIDC quotas holders are being disclosed separately in the amount of R$1,128,717 on September 30, 2025 (R$1,151,384 on December 31, 2024) with an average cost of 108% of CDI (108% of CDI on December 31, 2024). During the three and nine-month ended September 30, 2025 the remuneration refer the FIDC quotas holders amounted to R$47,578 and R$126,724 (R$3,949 and R$11,295 in the three and nine-month ended September 30, 2024).

15.  Checking accounts

	September 30, 2025	December 31, 2024
Banking accounts (i)	9,721,883	10,972,294
Merchant’s payment account (ii)	758,538	1,058,279
	10,480,421	12,030,573

(i)     Refers to the balance of the clients maintained in their banking accounts that are invested in Certificate of Deposits with interest of up to 100% of CDI but are only paid on the 30th days anniversary.

(ii)    Refers to merchant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 7.

During the nine-month period ended September 30, 2025, the average interest cost associated with Checking Accounts amounted to 47% of CDI (58% of CDI on December 31, 2024).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

16.  Banking issuances

	September 30, 2025	December 31, 2024
Certificate of deposits (i)	17,702,385	17,038,525
Interbank deposits (ii)	11,267,114	7,050,709
	28,969,499	24,089,234
Current	19,767,388	12,677,098
Non - Current	9,202,111	11,412,136

(i)     During the nine-month period ended September 30, 2025, the average interest cost amounted to 104% of CDI (109% of CDI in December 31, 2024). Some deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Group contracts derivative financial instruments (Swaps) designated to hedge accounting with the specific objective of protecting deposits from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. More details of financial instruments in note 28.

(ii)    During the nine-month period ended September 30, 2025, the average interest cost associated amounted to 107% of CDI (110% of CDI on December 31, 2024), On September 30, 2025, the PagSeguro Group issued R$1,000,000 in Public Financial Letter. The maturity date will be July 10, 2027. The notional amount and accrued interest will be paid at maturity. The operation was closed with an interest rate of CDI + 0.45% per year, the Company contracted a derivative financial instrument (“Swap”) to convert from CDI + 0.45% to 103.6% of CDI per year.

The maturity analysis of banking issuances based on the due date of the agreements (disregarding that some can be withdrawn at any time) is as follows:

	September 30, 2025	December 31, 2024
Due within 30 days	5,476,050	4,289,493
Due within 31 to 120 days	4,347,135	5,258,608
Due within 121 to 180 days	1,770,252	763,642
Due within 181 to 360 days	8,173,951	2,365,355
Due within 361 days or more days	9,202,111	11,412,136
	28,969,499	24,089,234

 The changes in the amount were as follows:

On December 31, 2023	16,188,440
Additions	42,437,883
Withdraws	(35,607,575)
Interest	1,070,486
On December 31, 2024	24,089,234
Additions	40,416,057
Withdraws	(36,939,291)
Financial instruments	(7,356)
Interest	1,410,855
September 30, 2025	28,969,499

17. Salaries and social security charges

	September 30, 2025	December 31, 2024
Payroll accruals and profit sharing	262,000	279,092
Social charges	44,928	56,641
Payroll taxes (LTIP) (i)	37,720	50,810
Other	15,705	16,100
	360,353	402,643

(i)     Refers to social charges and income tax over LTIP and LTIP goals balances.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

18. Taxes and contributions

	September 30, 2025	December 31, 2024
Taxes
Services tax (i)	201,763	201,590
Social integration program (ii)	63,332	61,090
Social contribution on revenues (ii)	394,791	417,265
Income tax and social contribution (iii)	10,119	3,774
Other	31,463	22,357
	701,468	706,076

	September 30, 2025	December 31, 2024
Judicial deposits (iv)
Services tax (i)	(190,212)	(188,449)
Social integration program (ii)	(35,213)	(33,110)
Social contribution on revenues (ii)	(216,693)	(203,755)
	(442,118)	(425,314)

	259,350	280,762

(i)     Refers to tax on revenues.

(ii)    Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.

(iii)   Refers to the income tax and social contribution payable.

(iv)   The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i” and “ii” and above.

19. Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such an assessment considers the opinion of its external legal advisors.

	September 30, 2025	December 31, 2024
Civil	98,600	73,114
Labor	80,074	41,846
	178,674	114,960

Current	91,381	43,820
Non-Current	87,293	71,140

Below it is demonstrated the movements of the provision for contingencies in the nine-month period ended September 30, 2025:

On December 31, 2023	97,219
Accrual	106,559
Settlement	(35,291)
Reversal	(60,860)
Interest	7,323
On December 31, 2024	114,960
Accrual	105,087
Settlement	(38,010)
Reversal	(12,637)
Interest	9,274
On September 30, 2025	178,674

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

19. Provision for contingencies (continued)

The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of September 30, 2025, totaling R$1,152,777 (R$996,526 on December 31, 2024). The main tax lawsuits are disclosed below:

On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation (“IOF”) on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$336,022 (R$315,403 on December 31, 2024).

The Group has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Pagseguro Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.

Additionally, the Group has one contingency related to labor taxes in the amount of R$254,594 (R$234,120 on December 31, 2024).

20. Borrowings

The composition of the borrowings are as follows:

Origination date	Due date	Interest rate	September 30, 2025	December 31, 2024
December, 2024	January, 2025	106.6% of the CDI	-	2,513,021
March, 2024	March, 2025	109.9% of the CDI	-	762,078
December, 2024	February, 2025	105.5% of the CDI	-	350,168
March, 2024 (i)	March, 2025	110.2% of the CDI	-	252,287
March, 2025	October, 2025	104.0% of the CDI	822,544	-
December, 2024 (i)	December, 2025	105.0% of the CDI	631,130	643,949
January, 2025 (i)	January, 2026	107.0% of the CDI	944,486	-
			2,398,160	4,521,503

(i)     These borrowings were contracted in foreign currencies as mentioned in the note 28.

The borrowings balance refers to funds for working capital related to the merchant’s prepayment operation and credit underwriting. These borrowings have attractive interest rates and has a substantially very short maturity date, therefore, the decision to raise funds through borrowings is based on market opportunities and financial efficiency regardless of the instrument used.

On September 30, 2025, the Group recorded the net effects of the swap derivatives designated to hedge accounting as a liability in the amount of R$109,017, basically represented by the different foreign exchange rates and interest rate volatility at the time of entering into the borrowings agreements on September 30, 2025. More details of financial instruments are presented in note 28.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

20. Borrowings (continued)

The table below demonstrates the changes in the borrowings:

December 31, 2023	Addition	Payment of principal	Financial instruments	Interest	December 31, 2024
189,427	8,883,160	(4,785,598)	59,574	174,940	4,521,503

December 31, 2024	Addition	Payment of principal	Financial instruments	Interest	September 30, 2025
4,521,503	4,748,000	(7,065,366)	-	194,023	2,398,160

21. Income tax and social contribution

a)        Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total
Deferred tax
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Included in the statement of income	(33,664)	(2,248)	(131,503)	(48,690)	192,147	(23,958)
Included in OCI (iv)	-	-	-	44,442	-	44,442
Other	21,464	-	(2,040)	(1,253)	86	18,257
On December 31, 2024	42,036	(6,744)	(863,411)	479,243	(1,345,614)	(1,694,490)
Included in the statement of income	(16,066)	(1,070)	(55,951)	51,891	111,958	90,762
Included in OCI (iv)	-	-	-	49,232	-	49,232
Other	-	-	-	542	-	542
On September 30, 2025	25,970	(7,814)	(919,362)	580,908	(1,233,656)	(1,553,954)
Deferred tax asset						75,133
Deferred tax liability						1,629,087

(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.

(ii)The main other assets temporary difference refers to expected credit losses (Note 8) and taxes and contributions (Note 18).

(iii) The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

(iv) The amount refers mainly to the tax on accounts receivable mark-to-market, more details in note 8.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

21. Income tax and social contribution (continued)

b)        Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three and nine-month ended September 30, 2025 and 2024.

	Three-month ended September 30,		Nine-month ended September 30,
	2025	2024	2025	2024

Profit for the period before taxes	636,432	593,540	1,832,586	1,743,634
Statutory rate	34%	34%	34%	34%
Expected income tax and social contribution	(216,387)	(201,803)	(623,079)	(592,835)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(1,737)	(2,221)	(2,833)	(3,894)
R&D and technological innovation benefit - Law 11,196/05 (i)	71,153	61,189	227,450	170,741
Taxation of income abroad (ii)	59,546	75,353	161,407	152,006
Recorded (unrecorded) deferred taxes	-	(1,608)	92	20,009
Other additions (exclusions)	5,479	6,702	20,714	27,683
Income tax and social contribution expense	(81,946)	(62,388)	(216,249)	(226,290)
Effective rate	13%	11%	12%	13%
Income tax and social contribution - current	(46,767)	(11,168)	(306,865)	(165,797)
Income tax and social contribution - deferred	(35,179)	(51,220)	90,616	(60,493)

(i)     Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 12.

(ii)    Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

22. Equity

a) Share capital

On September 30, 2025, share capital is represented by 305,677,709 common shares, per value of US$0.000025. Share capital is composed of the following shares for the period ended September 30, 2025:

December 31, 2023 shares outstanding	329,608,424
Treasury shares	12,044,093
Long-Term Incentive Plan	3,200,293
Repurchase of common shares	(15,244,386)
December 31, 2024 shares outstanding	329,608,424
Treasury shares	12,843,369
Long-term incentive plan	3,067,643
Repurchase of common shares	(15,911,012)
Cancellation of shares	(23,930,715)
September 30, 2025 shares outstanding	305,677,709

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

22. Equity (continued)

b) Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the nine-month periods ended September 30, 2025, and 2024, the Group recognized the capital reserve movement related to the costs of the FIDM and FIDC in the amount of R$1,762 (R$475 on December 31, 2024) and all the LTIP/ LTIP goals shares were delivered with treasury shares.

c) Share based long-term incentive plan (LTIP and LTIP goals)

Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 20, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.

The unvested portions of each beneficiary’s LTIP and LTIP goals rights will be settled on each future annual vesting date in cash, Class A common shares or a combination of the two.

This arrangement is classified as equity settled. For the nine-month period ended September 30, 2025, the Group recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$62,821 (R$135,012 in the nine-month period ended September 30, 2024). On September 30, 2025, the amount of R$37,720 (R$50,810 on December 31, 2024) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 17).

The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively, of the PagSeguro Group’s issued share capital at any time. For the nine-month ended September 30, 2025, total shares delivered were 3,067,643 from treasury shares (3,200,293 for the nine-month ended September 30, 2024) representing 0.93% of total shares (1% for the nine-month ended September 30, 2024). Additionally total shares granted were 2,909,815 representing 0.95% of total shares.

d) OCI and equity valuation adjustments

The Group recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiaries BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru, Pagseguro Mexico and PBMX México which amounted to a loss of R$211 in the nine-month period ended September 30, 2025 (gain of R$798 in the nine-month period ended September 30, 2024). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

22. Equity (continued)

The financial investments and compulsory reserve mentioned in note 7 and 8, respectively, was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs for the nine-month period ended September 30, 2025 totaled R$110 (gain of R$627 in the nine-month period ended September 30, 2024) and the unrealized loss in the accounts receivable mark-to-market, net of taxes, in the nine-month period ended in September 30, 2025 totaled R$95,376 (R$23,035 in the nine-month period ended September 30, 2024).

The derivative financial instruments mentioned in note 20 were classified at fair value through other comprehensive income. Unrealized fair value adjustment loss on SWAPs, net of taxes, in the nine-month period ended September 30, 2025, totaled a loss of R$1,051 (loss of R$853 in the nine-month period ended September 30, 2024).

As part of transactions completed in prior years, the PagSeguro Group also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of September 30, 2024).

e) Treasury shares

On August 2024, The Board of directors has authorized a share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$200 million in outstanding Class A common shares. The former program (announced in 2018) was concluded after the repurchase of a total amount of US$250 million in Class A common shares.

On May 29, 2025, The Board of directors has authorized its third share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$ 200 million in outstanding Class A common shares. The former program (announced in August 2024) was concluded after the repurchase of a total amount of US$200 million in Class A common shares. The new repurchase program will go into effect immediately and does not have a fixed expiration date. The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

On May 13, 2025, the Company’s Board of Directors approved the cancellation of 23,930,715 common shares held in treasury, in the total amount of R$1,208,680. As a result of cancellation PagSeguro’s share capital will be comprised of 305,677,709.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

22. Equity (continued)

Treasury shares are composed of the following shares for the nine-month periods ended September 30, 2025:

Repurchase shares	Shares	Amount	Average Price (US$)
December 31, 2023 treasury shares	13,739,418	760,318	10.51

Repurchase of common shares	15,244,386	784,459	8.93
Long-term incentive plan	(3,200,293)	(177,099)	10.51
December 31, 2024 treasury shares	25,783,511	1,367,677	9.58

Repurchase of common shares	15,911,012	744,115	8.13
Long-term incentive plan	(3,067,643)	(159,803)	9.58
Share cancellation	(23,930,715)	(1,208,680)	8.98
September 30, 2025 treasury shares	14,696,165	743,309	8.99

f) Dividends

On May 13, 2025 the Company’s Board of Directors approved the first payment of dividend of US$0.14 per common share of the Company. The dividends were paid on September 6, 2025, totaling R$236,037, being R$94,920 to UOL and R$141,117 to third-party shareholders.

On June 13, 2025 the Company’s Board of Directors approved the second payment of dividend of US$0.12 per common share of the Company. The dividends were paid on August 13, 2025, totaling R$195,164, being R$81,200 to UOL and R$113,964 to third-party shareholders.

On September 3, 2025 the Company’s Board of Directors approved the third payment of dividend of US$0.12 per common share of the Company. The dividends provisioned will be paid on November 3, 2025, to shareholders of record as of October 6, 2025 totaling R$185,714, being R$77,505 to UOL and R$108,209 to third-party shareholders. The provision is an estimate subject to small fluctuations caused by the exchange rate at the payment date, the final amount as disclosed in note 31.

23. Earnings per share

a)        Basic

Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three and nine-month periods ended September 30, 2025 and 2024:

	Three-month ended September 30,		Nine-month ended September 30,
	2025	2024	2025	2024
Profit attributable to stockholders of the Company	554,486	531,152	1,616,337	1,517,344
Weighted average number of outstanding common shares (thousands)	291,871,544	317,552,024	297,714,189	317,853,535
Basic earnings per share - R$	1.8998	1.6726	5.4292	4.7737

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

23. Earnings per share (continued)

b) Diluted

Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month ended September 30,		Nine-month ended September 30,
	2025	2024	2025	2024
Profit used to determine diluted earnings per share	554,486	531,152	1,616,337	1,517,344
Weighted average number of outstanding common shares (thousands)	291,871,544	317,552,024	297,714,189	317,853,535
Weighted average number of shares that would have been issued at average market price	3,038,249	3,115,210	2,610,164	3,517,566
Weighted average number of common shares for diluted earnings per share (thousands)	294,909,793	320,667,234	300,324,353	321,371,101
	1.8802	1.6564	5.3820	4.7215

The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

24. Total revenue and income

	Three-month ended September 30,		Nine-month ended September 30,
	2025	2024	2025	2024
Gross amount from transaction activities and other services (i)	2,315,723	2,526,023	6,910,773	7,828,147
Gross financial amount (ii)	3,005,003	2,506,305	8,736,137	6,564,557
Gross other financial amount (iii)	257,802	187,132	708,437	514,948
Total gross amount	5,578,528	5,219,460	16,355,347	14,907,652

Deductions from gross amount from transactions activities and other services (iv)	(323,109)	(266,147)	(915,579)	(886,958)
Deductions from gross financial amount (v)	(81,770)	(61,527)	(213,342)	(174,699)
Deductions from gross other financial amount (vi)	(68,239)	(60,294)	(212,690)	(151,374)
Total deductions from gross amount	(473,118)	(387,968)	(1,341,611)	(1,213,031)
Total revenue and income	5,105,410	4,831,492	15,013,736	13,694,621

(i)               Includes mainly intermediation fee, membership fee and credit operations revenues.

(ii)              Includes income from early payment of notes payable to third parties.

(iii)             Includes (a) interest of financial investments and (b) gain on exchange variation.

(iv)            Deductions consist of transactions taxes.

(v)             Deductions consist of taxes on financial income.

(vi)        Deductions consist of taxes on other financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

25. Expenses by nature

	Three-month ended September 30,		Nine-month ended September 30,
	2025	2024	2025	2024

Transactions costs (i)	(1,694,890)	(1,850,927)	(5,146,184)	(5,238,386)
Marketing and advertising	(218,665)	(223,463)	(654,449)	(653,043)
Personnel expenses (ii)	(309,936)	(372,734)	(1,005,155)	(1,058,594)
Financial costs (iii)	(1,394,977)	(964,335)	(3,852,323)	(2,654,889)
Total Losses (iv)	(88,321)	(119,644)	(269,321)	(335,402)
Depreciation and amortization (vi)	(457,908)	(413,026)	(1,348,762)	(1,175,712)
Other (v)	(304,281)	(293,823)	(904,956)	(834,962)
	(4,468,978)	(4,237,952)	(13,181,150)	(11,950,988)

Classified as:
Cost of services	(2,395,686)	(2,455,377)	(7,166,627)	(6,958,232)
Selling expenses	(443,740)	(486,981)	(1,319,224)	(1,391,727)
Administrative expenses	(190,017)	(268,493)	(659,615)	(715,346)
Financial costs	(1,394,977)	(964,335)	(3,852,323)	(2,654,889)
Other income (expenses), net	(44,558)	(62,766)	(183,361)	(230,794)
	(4,468,978)	(4,237,952)	(13,181,150)	(11,950,988)

(i)     Transactions costs are mainly composed by costs related to interchange fees of card issuers and card scheme fees.

(ii)    Personnel expenses includes compensation expenses in the amount of R$2,780 and R$46,055 related to the LTIP and LTIP goals for the three and nine-month periods ended September 30, 2025 (R$41,330 and R$121,045 for the three and nine-month periods ended September 30, 2024). Personnel expenses, include capitalization of LTIP and LTIP goals in the amount of R$4,513 and R$55,568 in the three and nine-month periods ended September 30, 2025 (R$29,664 and R$90,079 in the three and nine-month periods ended September 30, 2024).

(iii)  Relates to: (i) the early collection of receivables, which amounted to R$58,279 and R$364,982 in the three and nine-month periods ended September 30, 2025 (R$82,674 and R$337,342 in the three and nine-month periods ended September 30, 2024), (ii) interest of deposits and banking accounts which amounted to R$1,130,136 and R$2,915,536 in the three and nine-month period ended September 30, 2025 (R$742,015 and R$2,093,587 in the three and nine-month periods ended September 30, 2024) and (iii) interest of borrowings which amounted to R$107,223 and R$259,885 in the three and nine-month period ended September 30, 2025 (R$62,837 and R$113,699 in the three and nine-month period ended September 30, 2024).

(iv)  Total losses refer to amounts recognized during the three and nine-month periods ended September 30, 2025 related to: (i) card processing operations (acquiring and issuing) and losses on digital accounts in the amount of R$52,700 and R$184,877 in the three and nine-month periods ended in September 30, 2025 (compared to R$86,798 and R$239,693 in the three and nine-month periods ended September 30, 2024) and (ii) Provision for delinquency rate of credit portfolio in the amount of R$35,621 and R$84,444 in the three and nine-month periods ended in September 30, 2025 (R$27,846 and R$95,709 in the three and nine-month periods ended September 30, 2024) as disclosed in note 8.

(v)   For the three and nine-month periods ended on September 30, 2025, the amount is impacted by R$38,515 and R$112,306 (R$36,725 and R$132,590 for the three and nine-month period ended September 30, 2024) related to provision of POS devices, as described in note 11. The increase in Other is mainly impacted by higher consumption of software, cloud and consulting services which amounted to R$219,463 and R$638,066 in the three and nine-month period ended September 30, 2025 (R$208,244 and R$507,923 in the three and nine-month period ended September 30, 2024).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

25. Expenses by nature (continued)

(vi)  Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month ended September 30,		Nine-month ended September 30,
	2025	2024	2025	2024
Depreciation
Cost of services (i)	(216,916)	(210,075)	(651,760)	(598,038)
Selling expenses	(2,484)	(568)	(6,100)	(862)
Administrative expenses	(7,025)	(6,457)	(20,890)	(19,577)
	(226,425)	(217,100)	(678,750)	(618,477)
Amortization
Cost of services	(246,581)	(207,437)	(712,951)	(588,346)
Administrative expenses (ii)	(6,452)	(6,730)	(19,474)	(20,697)
	(253,033)	(214,167)	(732,425)	(609,043)

PIS and COFINS credits (iii)	21,550	18,241	62,413	51,808

Depreciation and amortization expense, net	(457,908)	(413,026)	(1,348,762)	(1,175,712)

(i)     The depreciation of POS in the three and nine-month periods ended September 30, 2025 amounted to R$208,843 and R$626,170 (R$200,644 and R$569,831 in the three and nine-month periods ended September 30, 2024).

(ii)    Included in this amount are LTIP and LTIP goals in the amount of R$17,536 and R$49,978 in the three and nine-month ended September 30, 2025 (R$15,316 and R$33,824 for the three and nine-month ended September 30, 2024). Additionally, has assets amortizations of acquired companies in the amount of R$5,408 and R$16,224 in the three and nine-month periods ended September 30, 2025 (R$5,408 and R$16,225 in the three and nine-month periods ended September 30, 2024).

(iii)  PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

26. Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

	September 30, 2025	December 31, 2024
Financial assets
Amortized cost:
Cash and cash equivalents	1,427,303	927,668
Financial investments	394,546	362,979
Accounts receivables	55,235,828	57,984,253
Compulsory reserve	3,951,385	4,627,645
Other receivables	318,748	284,367
Judicial deposits	111,983	79,591
Receivables from related parties	27,822	31,849
Fair value through other comprehensive income
Accounts receivables	3,819,897	1,819,020
Financial investments	64,529	124,945
Compulsory reserve	136,363	133,759
Derivative financial instruments	-	58,470
	65,488,404	66,434,546

Financial liabilities	September 30, 2025	December 31, 2024
Amortized cost:
Payables to third parties	9,953,499	11,642,218
Obligations to FIDC quota holders	1,128,717	1,151,384
Checking Accounts	10,480,421	12,030,573
Trade payables	549,292	663,229
Dividends payables	185,714	-
Payables to related parties	907,375	1,131,246
Banking Issuances	28,969,498	24,089,234
Borrowings	2,398,160	4,521,503
Deferred revenue	113,931	145,428
Other liabilities	132,694	198,734
Fair value through profit or loss
Derivative financial instruments	50,402	67,181
Fair value through other comprehensive income
Derivative financial instruments	100,096	2,788
	54,969,799	55,643,518

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

27. Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (total losses), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Pagseguro Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Pagseguro Group’s exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Pagseguro Group conducted a sensitivity analysis for the following twelve month of the interest rate risks to which the financial instruments are exposed as of September 30, 2025. For this analysis, the Pagseguro Group adopted a probable scenario maintaining the actual interest rates of 14.90% for the CDI and two simulations with a 100 bps to increase and decrease with a interest rates of 15.90% and 13.90% of the CDI, respectively. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, banking accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Probable scenario with maintaining of CDI (14.90%)	Simulated scenario with increase to 15.90%	Simulated scenario with decrease to 13.90%
Short-term investment	100% of CDI	649,602	96,791	103,287	90,295
Financial investments	100% of CDI	459,075	68,402	72,993	63,811
Compulsory reserve	100% of CDI	4,087,747	609,074	649,952	568,197
Certificate of Deposit	104% of CDI	17,702,384	(2,743,161)	(2,927,266)	(2,559,057)
Certificate of Deposit - related party	105% of CDI	848,601	(132,764)	(141,674)	(123,853)
Interbank deposits	107% of CDI	11,267,114	(1,796,316)	(1,916,874)	(1,675,758)
Checking Accounts	47% of CDI	10,480,421	(733,944)	(783,202)	(684,686)
Borrowings	105% of CDI	2,398,160	(375,192)	(400,373)	(350,011)
Obligations to FIDC quota holders	107% of CDI	1,128,717	(179,951)	(192,029)	(167,874)
Total			(5,187,061)	(5,535,186)	(4,838,936)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

27. Financial risk management (continued)

Foreign exchange risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Pagseguro Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Company’s risk is mainly related to POS purchases. Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries foreign currency exposure generated in companies like PagSeguro Colombia, PagSeguro Chile, are being hedged through a non-derivative forward.

Equity price risk

The Pagseguro Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of September 30, 2025, and December 31, 2024, the exposure to equity price from such investments was not material.

Fraud risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

(i)   The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

(ii)  The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds. PagSeguro’s expenses with chargebacks are disclosed in note 25.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Pagseguro Group’s is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.

Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group’s to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

27. Financial risk management (continued)

In order to mitigate this risk, PagSeguro Brazil has established a Credit Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)   Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring; and

(ii)  Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and

(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.

A process for monitoring the portfolio’s risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On September 30, 2025, PagSeguro Group held cash and cash equivalents of R$1,427,303 (R$927,668 on December 31, 2024).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

27. Financial risk management (continued)

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On September 30, 2025
Payables to third parties	5,053,475	3,050,548	866,532	900,253	82,690
Checking accounts	10,611,426	-	-	-	-
Obligations to FIDC quota holders	-	-	-	-	1,309,876
Trade payables	546,277	2,896	119	-	-
Payables to related parties	-	58,774	-	135,880	836,896
Borrowings	833,385	656,086	994,282	-	-
Banking issuances	5,547,994	4,518,47	1,886,53	9,140,450	10,652,872

On December 31, 2024
Payables to third parties	7,408,721	2,902,945	607,624	638,359	84,570
Checking accounts	12,153,386	-	-	-	-
Obligations to FIDC quota holders	-	-	-	147,729	1,151,767
Trade payables	590,500	72,092	347	291	-
Trade payables to related parties	-	70,285	-	50,460	1,142,913
Borrowings	2,540,481	1,409,264	-	707,278	-
Banking issuances	4,337,470	5,435,056	806,348	2,603,457	12,943,828

Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.

In the specific case of climate risks, they are divided into two categories: (i) physical risks, stemming from changes in weather patterns, such as increased rainfall, droughts, and extreme climate events, and (ii) transition risks, related to impacts associated with adaptation to a low-carbon economy, including new regulations, technological changes, and shifts in consumer preferences. For the purposes of climate risk analysis, the Group uses the Task Force on Climate-related Financial Disclosures (TCFD) methodology and the methodologies within the Central Bank’s regulatory framework.

Despite this, to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

28. Derivative Financial Instruments designated to Hedge Accounting

The Pagseguro Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency, inflation index and interest rate).

i)          Cash flow hedge

In December 2024 and January 2025, the PagSeguro Group entered in an EU€100 million and EU€150 million borrowings agreements, respectively, with a maturity of one-year from the execution date and the payments will be made with a single instalment as the due date. In both operations, the Company contracted into a swaps, with the specific objective to protect said borrowings from fluctuations arising from exchange variation, changing the risk to CDI. All the amounts are covered with the derivatives and the same due date is applied.

Below is the composition of the derivative financial instrument’s portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

September 30, 2025
Risk factor	Liabilities (i)	Financial Instruments (ii)	Fair Value	MTM
Swap of currency EUR	(632,364)	(29,681)	(30,408)	727
Swap of currency EUR	(945,947)	(33,480)	(34,847)	1,367

December 31, 2024
Risk factor	Liabilities (i)	Financial Instruments (ii)	Fair Value	MTM
Swap of currency EUR	(644,960)	2,437	7,024	(4,587)
Swap of currency USD	(253,098)	55,467	47,760	7,707

(i)     The amounts include taxes that was presented in taxes and contributions.

(ii)    In the balance sheet the amounts presented in derivative financial instruments include others financial instruments not-designated to hedge accounting.

ii)    Fair value hedge

The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificates of deposits, the Group entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amounts, which include principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instrument portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss.

	September 30, 2025
	Asset (Liability)	Financial Instruments (i)	Fair Value	MTM
Payroll loans portfolio	361,928	(223)	(4,035)	3,811
Fixed rated CDB	(9,808,131)	(36,935)	(54,873)	17,939

	December 31, 2024
	Asset (Liability)	Financial Instruments (i)	Fair Value	MTM
Payroll loans portfolio	697,913	2,025	(694)	2,719
Fixed rated CDB	(9,887,820)	(57,453)	(29,178)	(28,275)

(i)     In the balance sheet the amounts presented in derivative financial instruments include others financial instruments not-designated to hedge accounting.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

28. Derivative Financial Instruments designated to Hedge Accounting (continued)

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks, Additionally, as the main financial assets and financial liabilities of the Group are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Group performs the hedging account effectiveness as each reporting date test and for the three and nine-month period ended September 30, 2025 and the year ended December 31, 2024, these tests were effective.

29. Non-cash Transactions

	Nine-month period ended September 30,
	2025	2024
Non-cash operation activities
Distribution of LTIP with treasury shares	159,803	177,099
Share cancellation	1,208,680	-
MTM of financial assets	(123,276)	(22,464)

Non-cash investing activities
Property and equipment acquired through lease	7,552	3,981

30. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

●      Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

●      Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

●      Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

30. Fair value measurement (continued)

Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2025.

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of September 30, 2025:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	27,828	1,399,475	-
Financial investments	64,529	394,546	-
Compulsory reserve	4,087,747	-	-
Accounts receivable	-	59,055,725	-
Other receivables	-	318,748	-
Judicial deposits	-	111,983	-
Receivables from related parties	-	27,822	-
Financial liabilities
Payables to third parties	-	9,953,499	-
Checking Accounts	-	10,480,421	-
Obligations to FIDC quota holders	-	1,128,717	-
Trade payables	-	549,292	-
Payables to related parties	-	907,375	-
Dividends to be paid	-	185,714	-
Banking Issuances	-	28,969,498	-
Borrowings	-	2,398,160	-
Derivative Financial Instruments	-	150,498	-
Deferred revenue	-	113,931	-
Other liabilities	-	132,694	-

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025 and for the three and nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of reais unless otherwise stated)

30. Fair value measurement (continued)

	December 31, 2024
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	27,730	899,938	-
Financial investments	124,945	362,979	-
Compulsory reserve	4,761,404	-	-
Accounts receivable	-	59,803,273	-
Derivative financial instruments	-	58,470	-
Other receivables	-	284,367	-
Judicial deposits	-	79,591	-
Receivables from related parties	-	31,849	-
Financial liabilities
Payables to third parties	-	11,642,218	-
Checking accounts	-	12,030,573	-
Obligations to FIDC quota holders	-	1,151,384	-
Trade payables	-	663,229	-
Payables to related parties	-	1,131,246	-
Deposits	-	24,089,234	-
Derivative financial instruments	-	4,521,503	-
Borrowings	-	69,969	-
Deferred revenue	-	145,428	-
Other liabilities	-	198,734	-

31. Subsequent Events

In October, 2025 the PagSeguro Group paid R$829,571 related to a borrowing agreement in March, 2025.

In October, 2025 the PagSeguro Group repurchased 2,630,927 shares in the total amount of R$135,831 and the average price of U$9.35.

On October 30, 2025 and November 3, 2025 the PagSeguro Group paid the total amount of R$187,534 related the dividends being R$77,342 to UOL and R$110,191 to third-party shareholders, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer